SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________________

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated 21 September, 2018

British Telecommunications plc
 _____________________________________________________________________
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

        ______________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

Enclosure: British Telecommunications plc

British Telecommunications public limited company

21 September 2018

Publication of Supplement updating Euro Medium Term Note Programme

The following Supplement has been approved by the UK Listing Authority and is available for viewing:

Supplement dated 21 September 2018 (the "Supplement") supplementing the Prospectus dated 15 June 2018 relating to the €20,000,000,000 Euro Medium Term Note Programme of British Telecommunications public limited company ("BT").

The Supplement incorporates by reference BT's amended Annual Report & Form 20-F 2018, included as Exhibit 15.2 to the Issuer's Form 20-F/A filed with the Securities and Exchange Commission on 20 September 2018.

To view the Supplement in full, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5247B_1-2018-9-21.pdf

A copy of the Supplement will be submitted to the National Storage Mechanism and will be available shortly for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

BT Investor Relations
Tel: +44 20 7356 4909
E-mail: ir@bt.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Supplement you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained in the Supplement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Secretary

Date: 21 September, 2018